Crowdmed

PROFIT AND LOSS
January - March, 2019

	TOTAL
Income	
Sales Income	23,465.52
Total Income	**$23,465.52**
Cost of Goods Sold	
Panel Expense	18,972.69
Patient Refund	2,280.05
Total Cost of Goods Sold	**$21,252.74**
GROSS PROFIT	**$2,212.78**
Expenses	
Advertising	
Google	160.00
Total Advertising	**160.00**
Bank Charges	761.33
Contractor	89.97
Kevin Manning	7,040.00
Lead Genius/Mobileworks	4,710.00
Mandy Musselwhite	3,912.50
Marketmeguru	22,500.00
MSB Endeavors	1,100.00
Yun Rose Li	2,280.00
Total Contractor	**41,632.47**
Employee	
Health Insurance	82.32
Payroll Fee	132.25
Payroll Tax Expenses	2,596.14
Thorne	30,000.00
Total Employee	**32,810.71**
Entertainment	59.94
Groceries	55.22
Marketing	1,190.36
PayPal Fee	42.15
Professional Fees	
Accounting	900.00
Bookkeeping	1,460.20
Legal	3,466.00
Total Professional Fees	**5,826.20**
Rent or Lease	68.99
Restaurants/Dining	57.15
Shipping/Transport	616.69
Software	3,891.19
Stripe Fees	681.26

Crowdmed

PROFIT AND LOSS
January - March, 2019

	TOTAL
Supplies	27.60
Taxes (Fed/State/City)	-1,411.79
Telephone Services	105.00
Transportation	30.93
Travel	217.95
Travel Meals	38.85
Video Conferencing	47.39
Web Hosting	2,576.65
Web Services	1,191.78
Amazon	614.81
DNSimple	9.00
General	100.98
Github	198.00
Linked In	259.21
Sendgrid	95.79
Total Web Services	**2,469.57**
Total Expenses	**$91,955.81**
NET OPERATING INCOME	**$ -89,743.03**
NET INCOME	**$ -89,743.03**